

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2025

Bob Wu
Chief Financial Officer
Australian Oilseeds Holdings Ltd
126 - 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra

> **Re: Australian Oilseeds Holdings Ltd**
> **Form 10-K for the Fiscal Year Ended June 30, 2024**
> **File No. 001-41986**

Dear Bob Wu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing